SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended April, 2011

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

BP Annual Meeting

Thursday 14th April 2011

Carl-Henric Svanberg CHAIRMAN'S SPEECH

Good morning Ladies and Gentlemen.

My name is Carl-Henric Svanberg and on behalf of the Board, I welcome you to BP's 2011 Annual General Meeting.

Before we start our discussions, I now need formally to propose Resolutions 1 to 23 as set out in the Notice of Meeting.  Voting on each of these Resolutions will take place by poll.

The poll will take place at the end of the meeting when we will explain how you may participate.

When I stood in front of you this time last year I predicted that chairing BP would be an 'inspiring challenge'.

I wasn't wrong.

In the past 12 months, BP has been through a crisis, almost unprecedented in corporate history.

Today, the Board and I are here to answer your questions on the events of the last year, where the Company is now and where we are heading.

We have not yet had the first anniversary of the tragic accident that happened on the Deepwater Horizon rig in April last year.

Before I go any further I want us all to remember those eleven men who died and those who were injured, as well as their families and friends.

BP's priority has always been - and always will be - that people who work for us and with us return home safely at the end of every day.

It should go without saying that everyone at BP is shocked and saddened that this accident happened.

We will, I am sure, discuss many things today. But I want to be clear from the start that safe and reliable operations lie at the heart of all we do. We will do all we can to prevent such an accident from happening again.

I am committed to this and so is BP.

Although we have tried in the Annual Report to give you a fair description of all that happened in 2010, I still wish to address the most important matters.

The tragic accident and related oil spill in the Gulf of Mexico affected many people and communities. Our response was without precedent and, I think, has been recognised as such.

As one of the responsible parties under US law, we took action immediately and made clear that we would pay all legitimate claims resulting from the spill.

The discussion I had with the President of the United States, including our agreement on the $20 billion trust fund, became a crucial step in responding to the accident and marked a turning point.

BP has not - and will not - shy away from its responsibilities,

But it is important to remember that both our own investigation and the Presidential Commission found that the accident had a number of causes and involved a number of parties.

Some may think that this accident related to just one company. They are wrong. As the Presidential Commission found, there are lessons for all the industry.

The Board is committed to ensuring that all of the parties involved bear their share of the burden.

We have learned many lessons from this tragedy. It is our responsibility and our duty to share these lessons with the wider industry in order to help make deep sea drilling safer.

In the business of working with hydrocarbons there will always be risk; Risk from the products themselves, risk in the way they are produced and processed, and risk in working in the countries where they are found.

You, our shareholders, must be comfortable that we are taking the right risks on your behalf to safeguard your investment,

So too, must the people in the countries and communities in which we work.  They must have the confidence that we can meet their expectations of safe and reliable operations.

Everything we have done since Deepwater Horizon has had one aim; to win back the trust of shareholders and communities the world over.

BP remains a great Company, with a great history and, I believe, a great future. We have great people. We all take our responsibilities extremely seriously.  We will work hard to restore our reputation for doing just that.

Let me talk now about the dividend, as I know this is an issue on the minds of all of you here today.

I speak for all of my colleagues on the Board when I say that suspending the dividend and, indeed, not paying the dividend in the pipeline, was one of the hardest decisions we have taken.

But it was absolutely imperative to make the company financially safe and secure. The top-kill had failed and access to liquidity was becoming very expensive.

We knew we needed to set aside funds to meet the claims from the Gulf of Mexico - and the trust fund was a critical way of giving confidence to the American people that we were not going to "cut and run".

As I have said - trust in the communities, not just in the United States but around the world, is a key part of our license to operate.

Let me take this opportunity to clarify that, despite many rumours to the contrary, the decision to cut the dividend was one taken by the Board.

It was not a topic in my discussions with President Obama.

I am delighted that we have now been able to restore the dividend, albeit at a lower level. We need to reflect the realities of the Company's financial position and we will keep this under review as our strategy bears fruit.

I am also pleased that a number of our shareholders have decided to take up the scrip alternative which was approved at the AGM last year.

Communicating with our shareholders and stakeholders throughout the crisis was one of our biggest challenges. We did all we could to keep people informed.

We used our website as the main means of that communication, updating it daily - sometimes hourly.  And we used it to communicate with you around our decision on the dividend.

Yet I know that many of you felt that you did not get enough information, and I can only apologise for that.

I hope that the detail that we have given in the Annual Report and the Sustainability Report goes some way to addressing this.

Over the last year we have had contact with many of our shareholders, large and small.

Thank you for all the interest that you have shown, whether supportive or critical. I look forward to continuing the constructive dialogue which we have had with shareholders on both sides of the Atlantic.

The steps we have taken and the decisions we have made enabled us gradually to move forward:

Clearly, we still have many things to address.  We have reset the Company and are now doing things differently.  Let me explain what that means.

BP is going through fundamental change. We have a new organisation. An organisation which is functionally based rather than asset based. An organisation which has a strengthened safety and operations function. This new organisation will drive change in remuneration, values and what it means to work for BP.

This is not a simple re-shuffling of the pack of cards.  It is the change which any company would go through in these circumstances.

Let me now talk more about the Board, because after this meeting we will be a substantially changed team.

During the year Tony Hayward and Andy Inglis stepped down.

We would like to thank them for all their efforts over many years of service to BP and wish them both well for the future.

At the end of this meeting Dr. Deanne Julius and Douglas Flint will leave the Board.

You, DeAnne, have been on the Board since 2001 and have latterly been the Chair of the Remuneration Committee. You have led that Committee through many difficult decisions over the years.

Douglas has recently been appointed Chairman of HSBC and has to focus his attention on his duties there.

You have chaired the Audit Committee for the last year, and your contribution was extremely significant during the height of the crisis last year.

Again, I would like to thank both of you and you both well.

I would like to welcome Brendan Nelson, Skip Bowman and Phuthuma Nhleko to their first AGM.  All come with strong and relevant experience to the work of the Board.

Brendan was the deputy chairman of KPMG and he will take over the Chair of the Audit Committee.

Phuthuma, is one of Africa's most respected business leaders. He has worked throughout his career in emerging markets and has experience from the extraction industry. He also joins the Audit Committee.

Skip brings valuable experience of process safety as head of the US nuclear navy. Skip served on the Baker Panel. He is now joining the Safety, Ethics & Environment Assurance Committee.
Tony Burgmans is taking over the Chair of the Remuneration Committee.

The Nomination Committee will in future consist of Bill Castell, Ian Davis, Cynthia Carroll and Tony Burgmans, with me in the Chair.

All changes to the Board reflect the need for BP to continue to evolve. To seek fresh perspectives and skills from people with a broad range of backgrounds and disciplines.

Diversity remains an important consideration.

I believe the Board responded strongly during the crisis. It was an intense period. We met many times and spoke daily. We stayed united and resilient.

All directors were committed to ensuring that the Company responded effectively and correctly. We did not shy away from taking tough decisions.

So let me focus specifically on the steps being taken by the Board.  As I said earlier, we are re-setting BP. The Board's task is to establish the framework within which this can happen and to ensure that lessons are learnt.

It has been critical for the Board to give attention to the Gulf of Mexico and to have space to discuss strategy and risk.

The Board therefore created a structure to achieve this.

The creation of the Gulf of Mexico Committee proved to be extremely important.

Chaired by Ian Davis, this Committee oversees the work of the Gulf Coast Restoration Organisation and in particular the legal claims and investigations we are facing.

It has provided oversight and assistance to the Executive team and gives more space to the Board to work on the broader challenges of strategy and risk.

Risk, as I have said, is part of our business. BP and its peers have well developed ways of understanding and managing risk which is demanded by the nature of the industry.

But we can always do better.

Risk, therefore, will continue to be a key area of focus for the Board, both in terms of the balance between risk and reward, and the evaluation of the management of risk.

This includes the work with subcontractors and Joint Ventures.

We must ensure that the Board works in a way which allows it to govern a business of the size and scope of BP for years to come.

So we are looking at the way that we, as a Board, work and the tasks which we set ourselves. As a new team, with new ideas we want to build on the strengths we have.

In my view A Board has two roles, to work on strategy and encourage the Executive team in its implementation.

Equally, it has to oversee and challenge its performance of the Company and of the risks that it has identified.

How this work is balanced between the board and the Committees needs to be kept under continuous review. But the Deepwater Horizon Accident has provided us with a unique opportunity to review the way we work.

But in my experience it is often hard for a Board to carry out a fundamental review of how it operates. It is challenging for a Board to see itself dispassionately.

We are a new team and I am encouraged by the vigour and freshness demonstrated already around the Board table.

We will apply this in determining the way we work in the future.  I look forward to reporting to you on the results.

So what of the future?

BP has a critical role to play in meeting the world's ever-growing need for energy.

BP's own 2030 outlook, which I commend to you estimates that this need will grow by some 40% over the next twenty years.

This is equivalent to adding twice the current demand for energy in the United States to world's present consumption.

The world's growing energy needs are primarily driven by the rapid economic development in the world's emerging markets.

Our 2030 outlook is a dispassionate view of the energy world, based on supply and demand trends and policy decisions we so far can anticipate.

Even in the scenarios with more radical policy decisions than those currently envisaged the world will remain largely dependant on fossil fuels for decades to come.

Alternative sources of energy have an important role to play. We are therefore investing in a number of these sources.

Alternatives are expected to be the fastest growing energy sector, however they starts from a very low level and their overall impact will be modest for some time to come.

Energy efficiency is also of huge importance and is arguably the fastest way to respond to the world's needs.

But the bottom line is that the world needs all sources of energy and if we cannot produce enough oil and gas then the only viable alternative is coal.

In all of this, BP has a vital role to play.  We have to create a long-term sustainable company to supply a sustainable world.

And to do this, as I have explained

We must restore our reputation,
We must refocus our strategy,
We must deliver long-term value for our shareholders,

And we won't, of course, achieve this entirely alone. BP has always been good at partnerships, and we are building on that skill through our new associations in Iraq and China and with Rosneft and Reliance.

In order to meet the ever-growing global demand for energy, Russia is an important place for BP to be.

We have worked there for over 15 years and have established relationships with Rosneft and with our partners in TNK-BP.

Whilst life has not always been easy, TNK-BP has been a successful venture with superior returns.

It is in the interests of BP's long-term growth in value that we build on the major and unique position with in Russia.

Access to the Arctic is a substantial prize. We are therefore pleased that we have extended the deadline for concluding our business with Rosneft.

In all the meetings we have had with shareholders around the world we have had two questions:

Do we "get it"? Do we understand what needs to be done to prevent accidents like the Deepwater Horizon or other events that can threaten the very existence of the company?

And equally, can we grow the business to deliver long term value for our shareholders?

I hope that all you hear today will reassure you that we have heard these concerns and that our strategy and actions are proof of that.

We are a different company from the one that held this event a year ago.

We are emerging from the challenges of 2010 as a wiser and stronger company focused on realising value through safe and sustainable operations.

Our commitment and my commitment is to use all our efforts and skills to meet the expectations of you, our shareholders, and of the communities in which we all work and live.

Thank you for being here today and for your support.  I look forward to your questions later in the meeting.

Speech by Bob Dudley, Chief Executive

Good morning everyone and may I also welcome you all here today. In my new capacity as BP's CEO, let me also express my gratitude to Carl-Henric and the members of the Board for their wisdom and support over the past year.

The Board have been extremely active and engaged. They have provided advice and challenge. And that has been valued by the executive management team.

Can I also thank you - our shareholders - for continuing to support BP over the past year.

In my remarks today, I want to build on what the Chairman has said by doing three things

- first, to explain how we responded to the accident last year
- second, to give you details of the measures we are now taking to create a safer and stronger BP
- and third, to set out our program to build long term value for shareholders.

1. Responding to the accident

As Carl-Henric has said, this has been an extraordinarily challenging year for our company.

We were devastated by the loss of life last April and we regret the incident deeply. I grew up on the Gulf Coast of the United States and so it was - and is - very personal for me.

I was saddened by the impacts that the event had on the beaches and bayous and the communities that I know so well.

But at the same time I was heartened by the response of BP's people. I worked down on the Gulf for many weeks and I saw people turn up from all over the world - living out of suitcases and working long hours under huge pressure.

They worked in partnership with the US Coast Guard, with the federal government, the Gulf States and a host of federal and state agencies. Local citizens volunteered to help and many BP retirees came from many parts of the US to take part in the response.

We had some very tough days but I looked at what our people were doing and I knew that BP could recover. Our people have the commitment and they have the capability.

In the Gulf of Mexico for example, with the eyes of the world upon them, our engineers worked around the clock to create and deploy new technologies 5,000 feet below sea level.

On the shoreline, our people worked with federal and state agencies and local citizens to weave together a complex response operation from several diverse elements - including BP people, local volunteers, ships, aircraft, boom and the new technologies. At its peak the response involved over 48,000 people, over 6,500 vessels and 2,500 miles of boom.

Active cleaning was required and undertaken along some 400 miles of the Gulf Coast islands, sandbars and beaches - or around 10% of the shoreline. All of the affected public amenity beaches were prioritized for cleanup, and they were open for the traditional spring break this year when the hotel occupancy rates were reported to be around historic averages.

Over 99% of the Gulf is also open for fishing. And government testing has consistently found Gulf seafood safe to eat.

And as the Chairman has said, we continue to meet our obligations. We have now paid out over $5 billion to individuals, businesses and government entities and for environmental restoration. We also made $138 million of grants to the Gulf Coast states last year and we have provided $500 million for the Gulf of Mexico Research Initiative, which is funding independent research to investigate impacts on ecosystems.

Several investigations have been conducted, some of which have already published reports.   These include our own BP investigation - in which external experts participated - the report of the President's National Commission and a specific report for the US government on the blow out preventer.

Both the Presidential Commission and our own internal investigation concluded that the accident was the result of multiple causes, involving multiple parties.    Our own investigation made 26 recommendations covering issues including BOPs, pressure tests and cement testing.

And the Presidential Commission made wide ranging recommendations for government and industry on areas ranging from risk management to planning for oil spill responses.

We are now systematically implementing the lessons we have learned from the incident.

As well as meeting our commitments in the US, we are taking the lessons learned from the Deepwater Horizon accident deeply into the fabric of our organization everywhere.

And we have shared what we have learned from the accident with industry, governments and regulators in 20 countries around the world.

2. Creating a safer BP

And so over the last few months we have put in place a comprehensive program of activity to strengthen safety and risk management in BP.

To begin with, we have created a powerful, safety and operational risk organization headed by Mark Bly, who led our investigation of the accident.  Mark reports directly to me and sits on the executive team.

His organization has the resources and the mandate to drive safe, reliable, and compliant operations in BP's operations anywhere in the world.

The new organization is now in action across BP in four main areas:

First, it is strengthening and clarifying requirements for safe, compliant and reliable operations.

Second, it will have more than 500 specialist personnel attached to our businesses to guide, advise, and if necessary, intervene.

Third, it is providing deep technical expertise to our operating businesses.

And fourth, it is intervening where needed to stop operations and bring about corrective actions.

We are already seeing results.

For example, in one case we shut in a production platform to repair the fire water pumps.  In another, a producing field was shut down to enable pipeline integrity work to be carried out.

We have also decided we will not accept rigs that do not conform to our standards and there are a number of cases where we have either turned away rigs or are negotiating for modifications to bring them fully up to our standards.

Furthermore, we have also made changes in our management structure, introducing three divisions in the upstream:  exploration, developments and production, each of which reports directly to me. This creates greater clarity and accountability. It also brings specialist staff together in teams where they can share knowledge and build capability.

Within the developments division, we now have a single Global Wells Organization, which is responsible for drilling all of our wells and doing so to high and consistent standards globally.

Over the last four months, we have been reviewing the risk management plans for every one of BP's wells in order to assess their compliance with existing standards.

In addition, we are establishing new standards as to compliance, risk management, capability, contractor management, performance indicators, and technology.

We are conducting a major review of our risk management system. The intention here is to bring greater clarity and consistency to the way we manage risk, applying best practice risk identification and mitigation standards in a disciplined way across BP.

And in support of all of this, we are linking our performance management and reward system directly to safety and risk management - as well as to the behaviours that we want to see.

What does this mean in practice? It means that last month tens of thousands of employees - from Azerbaijan to Alaska - were each required to state explicitly in their performance contracts how they personally will contribute to safety, to teamwork, to capability-building.

And they were also asked to state explicitly how they will contribute to our company's long-term goals as well as setting priorities for the year ahead.

In all of this we are drawing not only on the experiences and best practices of our own industry, but also lessons from other industries that are role models for safety and risk management.

One of these is the US nuclear navy, which was identified by the Presidential Commission on the Deepwater Horizon accident as a role model in safety.  And I am very pleased that we now have as a board member Admiral Skip Bowman, who served as director of the US naval nuclear propulsion program.

I have met with hundreds of our investors over the past few months and I have been encouraged by the support they have shown for the course we are be taking.

Many of our investors recognize the need for BP to have the time and space to make the necessary changes to make our operations safer and more sustainable.  Not every company gets such an opportunity and we do not intend to squander it.

3. Building long-term value

We have three strategic priorities in BP and they build on one another.

- First and foremost, as I have indicated, we are introducing a series of new measures on safety and risk management.
- Second - we are working to earn back trust - through our actions and not just our words
- And third, with safety and trust as foundations, we are setting out to build value for our shareholders over the long term.

In other words, strengthening safety and earning trust are the essential foundations on which we can build a new value proposition for BP, designed to create value, in a manner that is both safe and sustainable.

As well as focusing on outputs in the form of barrels of oil and dollars of revenue, we will focus very strongly on the critical inputs that drive delivery, such as safety, capability, technology and relationships.  If we get these right, then I have no doubt that good business results will follow.

In the near term, we have taken steps to ensure BP is financially sound. The $20 billion trust fund has provided resources to meet individual, business, government, local and state claims, and natural resource damages.. We have announced the sale of up to $30 billion in assets and we have now agreed to over $24 billion of disposals. These divestment proceeds significantly exceeded book value on those sales.

We are resuming payment of a quarterly dividend and our intention is to grow the dividend level in line with the improving circumstances of the company.  Like the Chairman, I know the suspension of the dividend in 2010 was difficult for many of our shareholders.

We intend to build on our strengths. In the interests of perspective, it is also important to understand that beyond the Gulf of Mexico accident, BP's global operations performed well last year.

Beyond the impact of the Gulf of Mexico tragedy, which led to a reported loss of $4.9 billion last year, our underlying replacement cost profit - which excludes the costs associated with the Gulf of Mexico oil spill, as well as other non-operating items and fair value accounting effects - was $20.5 billion and operating cash flow was $29.6 billion.

We reported reserve replacement of 106%, the 18th consecutive year above 100%, and we replaced 470% of resources. It was a very good year for new access, with many new opportunities added to the portfolio. In Refining & Marketing we delivered around $900m of underlying performance improvement.

Now we are looking to the future. And we are planning for the future by looking at the trends in the industry and ways that we can use our strengths to play a part in meeting demand.

As the Chairman has said, we know that energy demand is set to grow significantly. Our best estimate, given current trends and policy directions, suggests that demand for energy will grow by as much as 1.7% per year.

And our BP Energy Outlook 2030 projects that 93% of the growth will come from the emerging, non-OECD, economies.

The environmental implications of this are challenging and I want to state for the record that this is not what we want to happen. It is a projection, not a proposition. In fact it is a wake up call.

Let me remind you that in BP we advocate stronger policies on climate change including a widely applied carbon price and transitional incentives to help low-carbon technologies compete at scale.

However, whatever course policy takes, and even if climate change is robustly addressed, fossil fuels are projected to provide most of our energy in 2030.

In the 2030 energy mix, there will likely be a greater share of gas - the cleanest hydrocarbon - and a much greater share of renewables - but the world will still need a large volume of oil - and given the maturity of many existing fields much of that oil will need to come from newer sources.

Today, for example, around 7% of the world's oil supplies come from deep water, and we expect this will rise to nearly 10% by 2020.

So we have made some strategic decisions as to how BP intends to participate in this future.

We will continue to hold and invest in positions where BP can create and sustain material and profitable businesses that support long-term energy security. This is good for BP, for shareholders and for consumers.

For transport fuel, this means oil and sustainable biofuels; and for heat and power, this chiefly means natural gas and wind. All of these have a significant role to play in our long-term energy future.

Let me now run through some highlights of each of these areas of investment.

In the upstream, we are investing in strategic projects. Our upstream portfolio is rich in growth opportunities with 32 project start ups planned by the end of 2016. These have the potential to contribute around one million barrels a day to total production which should more than offset natural declines in the portfolio.

We're investing in exploration, particularly in deepwater. Exploration is one of our distinctive strengths and the means by which we turn prospects into value. So we are doubling our investment in exploration over the next few years. We will continue to explore in well-established locations such as Angola, Egypt, Azerbaijan and, indeed, the Gulf of Mexico. But we also expect to test new provinces in Jordan, Brazil, the South China Sea and Australia.

Incidentally much of our exploration and production will be in deep water. Before April 2010, BP had drilled safely in the deep waters of the Gulf of Mexico for 20 years.

Indeed, the governments of Egypt, China, Azerbaijan and the UK have shown confidence in our ability to operate safely at depths, as they have signed new deepwater agreements with us recently.

We're creating new alliances. For example we have signed a landmark agreement with Reliance Industries of India to explore and produce in deepwater basins that already provide a third of India's gas supply as well as forming a joint venture to market gas.

In Russia, we own half of a very successful joint venture called TNK-BP. This is our primary business vehicle in the country. We are absolutely committed to its strategy and investment program - and it has been hugely successful - by any measure - since its inception in 2003.

However we have also been hoping to conclude further agreements with Russia's largest oil company, Rosneft, including an exchange of shares and involvement in Arctic exploration. This was the transaction that was announced on  January 14 this year.

That process has been subject to an injunction granted by a tribunal convened to resolve some issues raised regarding the interpretation of the shareholder agreement that we have with our partners in TNK-BP.

The original deadline for completing the agreements with Rosneft was today - but we and Rosneft  have agreed to extend the deadline and so we will be continuing with the arbitration process and working to bring about a resolution of these issues.

Russia is one of the world's most important sources of oil and gas, as well as a massive market.  BP needs to be there.  It is part of our strategy. We already have a very strong position in the country and we will continue to pursue all further opportunities there where we can build value for our shareholders,

BP is also partnering with Husky Energy and others, to develop a further important resource of energy - Canada's oil sands. These represent the second largest reserves in the world after the oilfields of Saudi Arabia.

Heavy oil means different things to different people. As shareholders, it is important for you to know that our approach should not be confused with opencast mining - we will not engage in mining. I believe mining is what many people visualise when they hear the words 'heavy oil'.

We will work with this resource in a way that fits with our long-term responsibilities and objectives, using a method called steam assisted gravity drainage - or SAGD - to extract the oil, and an efficient, integrated system to transport it. This means we have no tailing ponds. These operations will therefore have a relatively small footprint - as you see here - and the land will be reclaimed.  We will follow all regulatory requirements and consult with local communities including First Nations and Metis groups.

On a well-to-wheels basis, greenhouse gas emissions from Canadian oil produced this way are marginally higher than those from conventional crudes imported to North America.   BP is joining industry peers in research to deploy new technologies aimed at reducing the emissions even further.  At least 90% of the produced water needed for generating steam will be continuously recycled.

In the downstream, we're reshaping our portfolio in order to drive higher quality returns. This follows the changing patterns of demand and supply and that means acknowledging that there is flat-to-declining demand for fuel in the US and Europe that you saw on the earlier chart.

As a consequence, we have taken the difficult but necessary decision to halve our US refining capacity. We are retaining the positions with the greatest competitive advantage and we are planning to divest those which offer more value to others, including the Texas City and Carson refineries.

We plan to upgrade our Fuels Value Chains in other geographies; explore opportunities in high-growth markets such as Asia; and continue to grow our high-quality lubricants and petrochemicals businesses.

And as well as providing the hydrocarbons required over coming years, we are also making serious investments in a focused set of low-carbon energy businesses - more than $5 billion in the last five years.  We invest where we can grow long term value - just as in our fossil fuel businesses.

In biofuels, we have a growing, commercial scale business in Brazilian sugarcane ethanol. Just last month we announced a new $680 million investment there which includes two more operating mills. We have an exciting business in the US with technology designed to make ligno-cellulosic fuel commercial at scale.

We now have 10 operating wind farms of scale in the US, with a gross capacity of 1.3 gigawatts. This business is now cash positive and other wind farms will follow.

As to the immediate future, 2011 will be a year of consolidation as we focus on completing our $30bn divestment program, meeting our commitments in the US and bringing new rigour to the way we manage risk.

Looking back over the year, our thoughts return to the men who lost their lives, to those who were injured and to the communities hit by the spill.

Often the response to a tragedy defines the character of an organization. And the entire management team is determined that we will emerge from this accident as a company that is safer, stronger, more sustainable and, in time, more valuable.

We need to earn back your trust, and I realize this requires action, not words. But whoever you are here today - supporter or sceptic - I can promise one thing. BP is changing. And BP will act with integrity, honor and respect. Whatever you think about our business, those are the qualities you should expect to see.

It is customary to thank shareholders for their support at these occasions. This year I can promise you that the gratitude is even more genuinely and deeply felt. I am grateful to you and to all our shareholders, individuals and institutions, for staying with us and giving us the opportunity to build for the future.

I promise we will do everything in our power to reward your loyalty and earn back your trust by creating value safely and sustainably over the years ahead.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 14 April 2011

/s/ D. J. PEARL
...............................
D. J. PEARL
Deputy Company Secretary